UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

PROFESSIONAL STAFF PLC

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number)

Eli D. Schoenfield, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, New York 10016

(212) 448-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g) check the following box ☐.

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael A. Ashcroft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,828,132

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aspen International Development Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,828,132

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ohsea Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,828,132

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Excludes all Ordinary Shares held by other Reporting Persons (all capitalized terms used are defined in this Schedule 13D)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CS Services Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,828,132

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benjamin Paul Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sally Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Dixey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,828,132 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,828,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by all other Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

14	TYPE OF REPORTING PERSON IN

Introductory Statement

This Amendment No. 10 (the “Tenth Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value 2 pence of Professional Staff plc, represented by American Depositary Shares, with each American Depositary Share representing one Ordinary Share.

The Tenth Amendment supplements the Ninth Amendment filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2003 and the Eighth Amendment filed with the SEC on April 30, 2003, which Eighth Amendment amended, restated and supplemented the original Statement originally filed with the SEC on July 31, 2000, and thereafter amended, by the “Initial Reporting Persons” and the “Initial Ashcroft Reporting Persons” as defined in the Eighth Amendment, and also amended, restated and supplemented the Statement on Schedule 13G originally filed with the SEC on February 18, 1997 by Benjamin Paul Blackden and Sally Blackden.

The Tenth Amendment is being filed to report the effectiveness on July 4, 2003 of the “Scheme of Arrangement” described in the Transaction Statement filed as Exhibit 3 to the Eighth Amendment and in the Scheme Document filed as Exhibit 4 to the Ninth Amendment. The consequences of the effectiveness are described as supplements to Items 4 and 5. Terms used in those supplements and not defined have the meanings ascribed to them in the Eighth Amendment. There are no changes in Items 1, 2, 3, 6 and 7.

Item 4.    Purpose of the Transaction>

Item 4 is supplemented as follows:

The Scheme of Arrangement became effective on July 4, 2003. Upon such effectiveness, (i) the Ordinary Shares other than those held by CS Services, Ohsea and Andrew R. Dixey, and with respect to 101,500 of his Ordinary Shares, Benjamin P. Blackden (acting jointly with family members and through trusts with respect to some of his Ordinary Shares), an aggregate of 6,437,232 Ordinary Shares, were cancelled, (ii) the holders thereof and the holders of ADSs represented thereby became entitled to receive the cash payment described in the Eighth Amendment, (iii) 6,437,232 Ordinary Shares were issued to Ohsea, and (iv) CS Services, Andrew R. Dixey and, with respect to the remainder of his Ordinary Shares, Benjamin P. Blackden (acting jointly with his family members and trusts) exchanged all of their Ordinary Shares, an aggregate of 2,390,899 Ordinary Shares, for a like number of ordinary shares of Ohsea.

Accordingly, Ohsea, which previously held one Ordinary Share, became the holder of 8,828,132 Ordinary Shares, or 100% of the issued and outstanding Ordinary Shares, making the Issuer a wholly owned subsidiary of Ohsea. The Issuer has directed Nasdaq to suspend trading in and to delist the ADSs, and has executed and has indicated that it will file with the Securities and Exchange Commission a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Item 5.    Interest in Securities of the Issuer

Item 5 is supplemented as follows:

As of July 4, 2003, Ohsea owned beneficially 8,828,132 Ordinary Shares, 100% of the issued and outstanding Ordinary Shares.

The other Reporting Persons, by their beneficial ownership of ordinary shares of Ohsea and the contractual arrangements among them described in Item 6 of the Eighth Amendment, may be deemed to have with Ohsea the beneficial ownership of or the shared power to vote or direct the vote and to direct the disposition of each other Reporting Person’s Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

July 4, 2003

MICHAEL A. ASHCROFT

ASPEN INTERNATIONAL DEVELOPMENT INC.

CS SERVICES LIMITED

OHSEA HOLDINGS LIMITED

BENJAMIN P. BLACKDEN

SALLY BLACKDEN

ANDREW R. DIXEY

By:	/S/ ANDREW C. WILSON
Andrew C. Wilson, Attorney-in-fact